

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 22, 2018

Jeffrey P. Bezos
Chairman and Chief Executive Officer
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109-5210

> **Re:** **Amazon.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response Dated December 21, 2017**
> **File No. 0-22513**

Dear Mr. Bezos:

We have reviewed your December 21, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2017 letter.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Accounting Policies

Technology and Content, page 43

1. We have reviewed your response to comment 2. You state "[b]ecause of our relentless focus on innovation, we do not believe that separate disclosure of the costs associated with activities of the type set forth in ASC 730-10-55-1 would be material to an understanding of the business." You also state "[w]e believe that providing a metric that is narrowly defined by the activities set forth in ASC 730-10-55-1 and not used by management because it is considered to be incomplete would fail to meet the objective of

being useful information in the context of [y]our operations." Please address the following:

- Whether research and development costs, as defined in ASC 730-10-55-1, are quantitatively material, and if so, why research and development costs are not material from a qualitative perspective given that true R&D costs have some future benefit not characteristic of a typical expense;

- Whether you are able to reasonably identify or estimate research and development costs. If you are unable to identify or estimate research and development costs, please explain in detail the reasons for your inability;

- Whether you are able to separately quantify technology from content costs and whether technology or content costs houses the majority of ASC 730-10-55-1 type research and development costs, and if not, the reasons for your answer. In this regard, please supplementally provide a description of the top 5 components of technology costs and content costs. Please tailor your description for the uninitiated; and

- Whether you are able to discuss the trends in each of the components (research and development costs, other technology costs and content costs) of technology and content costs in management's discussion and analysis of results of operations.

Lastly, if true, we believe that you should clearly disclose that you are unable to capture research and development costs as set forth in ASC 730-10-55-1 including the reasons for your inability.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney at (202) 551-6521 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Shelley Reynolds, Vice President and Worldwide Controller